Exhibit 3.1

AMENDMENT
to the
BY-LAWS
of
COMMONWEALTH BANKSHARES, INC.

In accordance with the corporate laws of the Commonwealth of Virginia, the By-Laws of Commonwealth Bankshares, Inc. are amended as follows:

FIRST:  By deleting Article One, Section 1.1 in its entirety and replacing it with a new Section 1.1 to read as follows:

SECTION 1.1.  Annual Meeting. The annual meeting of the shareholders, for the election of Directors and for the transaction of such other business as may properly come before the meeting, shall be held each and every year, on a date and at a time to be set by the Board of Directors (sometimes hereinafter referred to as the “Board”).

This amendment to the By-Laws of Commonwealth Bankshares, Inc. was adopted by the Board of Directors on May 17, 2011.

/s/ Cynthia A. Sabol
Name: Cynthia A. Sabol
Title:   Executive Vice President
    and Chief Financial Officer